EXHIBIT 12.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

($ in Thousands)

Twelve Months Ended September 30,	2002	2001	2000	1999	1998

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,323	$1,331	$1,331
Effective Income Tax Rate	0.4407	0.4050	0.3605	0.3768	0.3671
Compliment of Effective Income Tax Rate (1-Tax Rate)	0.5593	0.5950	0.6395	0.6232	0.6329
Pre-Tax Preferred Stock Dividends	$2,360	$2,218	$2,069	$2,316	$2,103

FIXED CHARGES:
Interest Expense	$44,917	$49,838	$43,535	$37,437	$37,473
Amortization of Debt Premium, Discount and Expense	391	260	346	566	370
Interest Component of Rentals	12	12	12	12	12

Total Fixed Charges	45,320	50,110	43,893	38,015	37,855
Pre-Tax Preferred Stock Dividends	2,360	2,218	2,069	2,136	2,103

Total Fixed Charges and Preferred Stock Dividends	$47,680	$52,328	$45,962	$40,151	$39,958

EARNINGS:
Net Income before Dividends on Preferred Stock	$40,441	$83,765	$84,574	$68,768	$68,629
Add:
Income Taxes Applicable to Utility Operating Income	28,702	59,009	47,821	38,689	38,022
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)- Net	3,175	(1,993)	(153)	2,887	1,784
Total Fixed Charges	45,320	50,110	43,893	38,015	37,855

Total Earnings	$117,638	$190,891	$176,135	$148,359	$146,290

Ratio of Earnings to Fixed Charges and Preferred Dividends	2.5	3.6	3.8	3.7	3.7